GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1000, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604)681-9588     Facsimile:  (604)688-4933

Email:  gtuskey@telus.net

January 12, 2006

VIA EDGAR/COURIER FILING

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Ms. Susann Reilly, Attorney

Dear Ms. Reilly:

Re:  McNab Creek Gold Corporation (the "Company")

        - Registration Statement on Form 10-SB, Amendment No. 3

        - File No. 0-50915

        - Filed on July 19, 2005

We provide the following responses to your comment letter dated September 20, 2005.  We have enclosed three black-lined copies and one clean copy of amendment number 4 to the 10-SB registration statement.

General

1.

We have filed blacklined copies of amendment numbers 3 and 2 on EDGAR on October 13, 2005, as requested.  We note your comment to file marked copies of our amendments on EDGAR as required by Regulation C.  A blacklined copy of amendment #4 has been filed on EDGAR.

2.

Amendment number 4 to the 10-SB has page numbering for the complete registration statement including the financial statement section and exhibit section.

3.

The Company’s Form 10-QSB for the period ended June 30, 2005 was filed on September 27, 2005.  The Form 10-QSB for the period ended September 30, 2005 was filed on November 17, 2005.

Item 1.  Description of Business – Business Development, page 3

4.

We have disclosed that E.L. Hunsaker III was a director and principal shareholder of Scoonover at the time of the Company’s property acquisitions from Scoonover.  To the best of the Company’s knowledge, there have not been any changes in Mr. Hunsaker’s affiliation with Scoonover since the time of the transactions.

5.

We have disclosed the management fees paid to a director and an individual related to the director in the “Description of Business – Business Development” and “Certain Relationships and Related Transactions” sections.

Costs and Effects of Compliance with Environmental Laws (federal, state and local), page 7

6.

We have added the requested disclosure.

7.

We have repeated the disclosure “No mining of the site is contemplated in the foreseeable future.  We will receive no revenues until the site is mined.” in all of the sections which you have requested this disclosure to appear.  We have also stated that this fact will negatively affect the marketability of our shares.

Item 2.  Plan of Operation, page 8

8.

The disclosure in these sections has been amended to state that management has advanced $45,000 in additional private placement proceeds.  Note that all existing loans from management to the Company have now been converted into shares of the Company thus increasing management’s financial stake in the Company and improving the Company’s balance sheet.

9.

We have disclosed that it is unlikely the Company would dissolve if it is not able to continue as a going concern.  We have also disclosed (as it is in fact the case) that the Company will not be used as a vehicle for a reverse acquisition within the next 12 months.

10.

We have amended the disclosure as requested.

SMH PROPERTY – Plan of Operation, page 10

11.

The first stage exploration program on the SMH Property has been completed.  Disclosure in the 10-SB has been updated.

12.

Given that phase 1 on the SMH Property has been concluded and phase 2 recommended, the Company has stated that phase 2 will be completed before the end of September, 2006.

Item 5.  Directors and Executive Officers, Promoters and Control Persons, page 19

13.

We have re-inserted all previous disclosure regarding Mr. Hunsaker’s role as a consulting geologist.  We have described his training credentials and experience in Item 5 “Directors and Executive Officers, Promoters and Control Persons”.  All of this information was in the previous amendment.  If there is something specific you believe is missing, please advise.  We have filed Mr. Hunsaker’s consent to being named in the registration statement and it states that he concurs with the Company’s summary of the information he has provided.

Part II.  Item 4.  Recent Sales of Unregistered Securities, page 24

14.

We have added disclosure as required by Item 701(b) of Regulation S-B.

15.

We have inserted disclosure with respect to Item 701(d) of Regulation S-B.

Change in Accountants

16.

The Form 8K was filed on September 26, 2005.

Part III.  Index to Exhibits

17.

There are no written consulting agreements.  Mr. Sandidge earns a day rate when he does work for the Company.  We have filed the written consents to the consultants being named in the registration statement.  The consents state that they concur with the summary of reports that have been provided to the Company.

Form 10-KSB for the year ended March 31, 2005

18.

The Company’s Form 10SB amendment no. 4 contains restated audited financial statements for the years ended March 31, 2004 and 2003 AND audited financial statements for the years ended March 31, 2005 and 2004.  An audit report covering the scope and opinion of the 2004 financial statements has been filed under the name of the Company’s former auditors Moore Stephens Ellis Foster.  If there is something specific you believe is missing, please advise.

We look forward to receiving any further comments which you may have or notification that the Company's Form 10-SB registration statement has been accepted for filing.

Yours truly,

Gerald R. Tuskey,

Personal Law Corporation

Per:

/s/Gerald R. Tuskey

Gerald R. Tuskey

Enclosures